UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                          For the month of JUNE, 2005.

                        Commission File Number: 0-30196


                               HALO RESOURCES LTD
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
--------------------------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           HALO RESOURCES LTD.
                                           -------------------------------------

Date:   June 8, 2005                       /s/ Nick DeMare
      -----------------------------        -------------------------------------
                                           Nick DeMare,
                                           Chairman

                               HALO RESOURCES LTD.

                             #1280 - 625 HOWE STREET
                              VANCOUVER, BC V6E 3X2
                    TEL: (604) 484-00688 FAX: (604) 484-0069
                    TSXV SYMBOL: HLO      OTCBB SYMBOL: HLOSF
                             FRANKFURT EXCHANGE: HRL
--------------------------------------------------------------------------------

NEWS RELEASE                                                        JUNE 8, 2005


          HALO UNDERGROUND DRILLING YIELDS NEW HIGH GRADE GOLD RESULTS
                           AT BACHELOR LAKE (QUEBEC)

VANCOUVER, BRITISH COLUMBIA, JUNE 8, 2005 - MARC CERNOVITCH, PRESIDENT & CEO OF HALO RESOURCES LTD. (TSX.V:HLO; OTC.BB:HLOSF; FSE:HRL) is pleased to announce new results from its ongoing 12,500M underground drilling program at Bachelor Lake, Quebec. New significant assay results were returned from the "Main", "B" and "A" mineralized zones (see also Press Release of May 26, 2005). Highlights of the latest drill results from below Level 12 are listed below:

BACHELOR LAKE "MAIN ZONE":

22.19 G/T AU OVER 3.77 M contained within 12.07 G/T AU OVER 11.65 M (hole 12-48)
16.57 G/T AU OVER 1.58 M contained within 6.97 G/T AU OVER 5.05 M (hole 12-50)
13.59 G/T AU OVER 1.50 M contained within 8.38 G/T AU OVER 4.50 M (hole 12-53)

BACHELOR LAKE "A" AND "B ZONE" JUNCTION:

18.81 G/T AU OVER 4.70 M contained within 8.12 G/T AU OVER 14.75 M (hole 12-50)

Please note that all the intervals are indicated over core lengths, not true vein widths. SEE TABLE 1, for detailed assay results and FIGURE 1 for approximate hole locations.

                                    FIGURE 1
                       [GRAPHIC OMITTED][GRAPHIC OMITTED]
                    [graphic may be viewed at www.sedar.com]

                                OMITTED GRAPHIC:
                MAP OF BACHELOR LAKE MAIN ZONE LONGITUDINAL VIEW
                 SHOWING DRILL HOLE LOCATIONS AND VARIOUS LEVELS

DRILLING RESULTS

Results from drill HOLE 12-53 are of importance as they could ADD SIGNIFICANTLY TO THE KNOWN RESOURCES. This hole is located in a 60 M WIDE "GAP" AREA between the T1 fault and the A Zone that is currently being tested by additional holes. VISIBLE GOLD has been documented in this hole and several others drilled in the same area. Assay results however are still pending. Geological and assay results from drill hole 12-48 confirms known indicated resources at Bachelor Lake. The drill hole 12-50 is located within known inferred resources and will up-grade the resource category.

Previous results (see Press Release of May 26, 2005) also suggest that the "Main" zone may now be connected to the west with the Hewfran deposit that was recently acquired by Metanor Resources Ltd, owner of the Bachelor Lake property. Drilling of two (2) holes (holes 12-86 an 12-88) is currently underway to extend the exploration drilling into this newly acquired area while two (2) additional holes (12-58 and 12-80) have been drilled in the vicinity of the previously announced hole 12-44 and both have shown impressive mineralization. Assay results are however, still pending. Planning is underway to drill additional holes to further test the extension of mineralization towards the Hewfran deposit. The "Main", "B" and "A" mineralized zones remain open laterally and at depth.

Two drill rigs are operating from existing stations located on 12th level. Since drilling commenced on April 6, 2005, a total of 45 holes have been completed for a cumulative amount of more than 7,200 m. Initial interpretation of the core from these holes has indicated excellent core intervals (up to 5.66m) and strong mineralization in all 3 vein systems. Drill results will be released on a regular basis as assay results become available over the next 2 months.

TABLE 1. - BACHELOR LAKE  UNDERGROUND  DRILLING  PROGRAM  DETAILED ASSAY RESULTS
                                   (UNCUT AU VALUES).


--------------------------------------------------------------------------------------------------------------------------------
  HOLE ID        FROM (M)          TO (M)      LENGTH   AU (G/T)                     AVERAGE                         ZONE
--------------------------------------------------------------------------------------------------------------------------------

   12-48          79.10             79.70       0.60       1.03
                  79.70             81.00       1.30       4.94
                  81.00             82.20       1.20      26.70                                   22.19 G/T AU
                  82.20             83.44       1.24      23.70                                    OVER 3.77M      MAIN ZONE
                  83.44             84.77       1.33      16.70   12.07 G/T AU    13.59 G/T AU
                  84.77             86.10       1.33      10.90   OVER 11.65M      OVER 10.05M
                  86.10             87.75       1.65       6.64
                  87.75             88.75       1.00      14.45
                  88.75             89.75       1.00       6.63
                  89.75             90.75       1.00       3.42
--------------------------------------------------------------------------------------------------------------------------------
   12-50          50.25             50.87       0.62       8.89
                  50.87             51.40       0.53       0.04
                  51.40             52.52       1.12      12.05
                  52.52             54.00       1.48       0.03
                  54.00             55.50       1.50       0.04
                  55.50             56.30       0.80       2.56       8.12
                  56.30             57.35       1.05       1.61      G/T AU
                  57.35             58.55       1.20      17.80   OVER 14.75 M        12.35           18.81
                  58.55             60.00       1.45       8.06                      G/T AU          G/T AU          A ZONE
                  60.00             61.50       1.50      18.80                    OVER 7.6 M      OVER 4.7 M        B ZONE
                  61.50             62.05       0.55      49.40
                  62.05             62.50       0.45       1.47
                  62.50             63.10       0.60       1.72
                  63.10             64.10       1.00       0.47
                  64.10             65.00       0.90       7.02
                 105.50            106.22       0.72       4.66                   12.84 G/T AU
                 106.22            107.25       1.03      20.70       6.97                        16.57 G/T AU
                 107.25            107.80       0.55       8.85      G/T AU        OVER 2.3 M      OVER 1.58M      MAIN ZONE
                 107.80            108.80       1.00       0.43   OVER 5.05 M
                 108.80            109.60       0.80       1.41
                 109.60            110.55       0.95       4.32
--------------------------------------------------------------------------------------------------------------------------------
   12-52          82.80             83.90       1.10       1.88       2.72
                  83.90             85.40       1.50       4.62      G/T AU                                          A ZONE
                  85.40             87.00       1.60       1.51    OVER 4.2 M
--------------------------------------------------------------------------------------------------------------------------------
   12-53          13.05             14.25       1.20       1.33
                  14.25             15.30       1.05       1.32       2.06
                  15.30             16.30       1.00       1.23      G/T AU                                           Gap
                  16.30             16.75       0.45       4.04    OVER 4.8 M         3.66                            zone
                  16.75             17.85       1.10       3.50                    OVER 1.55 M
                 103.70            105.15       1.45       2.62       2.00
                 105.15            106.70       1.55       1.03      G/T AU                                           Gap
                 106.70            108.20       1.50       2.42    OVER 4.5 M                                         zone
                 120.75            121.25       0.50      17.60
                 121.25            121.55       0.30       7.21                       13.59
                 121.55            121.90       0.35      13.75       8.38           G/T AU                        MAIN ZONE
                 121.90            122.25       0.35      13.15      G/T AU        OVER 1.5 M
                 122.25            123.00       0.75       6.07    OVER 4.5 M
                 123.00            123.45       0.45       9.59
                 123.45            123.75       0.30      20.10
                 123.75            125.25       1.50       1.63
--------------------------------------------------------------------------------------------------------------------------------

Please note that all the intervals are indicated over core lengths, not true vein widths.

QUALIFIED PERSON

The above information has been prepared under the supervision of Consulting Geologist Alain Carrier, M.Sc., P.Geo., InnovExplo inc., "Qualified" and "Independent" Person under 43-101 guidelines. Alain Carrier is actually supervising the field work and has verified the authenticity and validity of the data. Consulting Geologist, Yves Buro who was designated as a "Qualified Person", under the definition of NI 43-101, also has the ability and authority to verify the authenticity and validity of the exploration data. In addition to over 25 years of experience on exploration and mining projects, Yves has specific prior experience on the Bachelor Lake Property.

QUALITY CONTROL AND QUALITY ASSURANCE PROGRAM

Assay samples are taken from drill core (BQ size) sawed in half with one half sent to a commercial laboratory and other half retained for future reference. A strict QA/QC program is followed which includes mineralized standards, blank and duplicate for each batch of samples. Significant assay results are duplicated at the original laboratory. The gold assaying method uses a 30-gram sample Fire Assays (atomic absorption with gravimetric finish for sample over 5 g/t Au) on splits from an initial 250-gram pulverized sample. The current drilling program seems to indicate that more visible gold occurs at depth at Bachelor Lake. The assay protocol was revised considering these coarse gold occurrences. Gold assaying is now obtain from a 50-gram sample on splits from an initial 1000-gram pulverized sample (crushing 90% <2mm and pulverization 90% <200 mesh). Assays were performed by ALS Chemex - Chimitec of Val-d'Or (Quebec), an assay laboratory accredited by the Standards Council of Canada. Metallic screen fire assay are completed on samples with visible gold or where initial multiple duplicates show any variability.

ADDITIONAL INFORMATION

The Bachelor Lake Property is located in the Le Sueur Township, Desmaraisville sector of Quebec and has excellent exploration potential. The mine site includes an office, a shop, a warehouse complex, a compressor room, a head-frame and a 500 ton per day mill with a cyanidation plant and crusher room, and the following NI 43-101 compliant resource estimate (1) in Table 2, previously disclosed in a press release dated April 21st, 2005:

--------------------------------------------------------------------------------
        TABLE 2. UNDILUTED AND IN SITU RESOURCES ESTIMATE (1)(2)(3)(4)(5)
--------------------------------------------------------------------------------
                               Metric        Grade         Total        Total
Category                       Tonne (t)     (g/t)       Gold (Kg)     Gold (oz)
--------------------------------------------------------------------------------

Measured (above 12 level)      185,477        8.81         1,634          52,535
--------------------------------------------------------------------------------
Indicated (below 12 level)     196,572       10.80         2,123          68,256
--------------------------------------------------------------------------------
Inferred (below 12 level)      232,497       10.42         2,423          77,911
--------------------------------------------------------------------------------

(1)  The effective date of the resource estimate is December 20, 2004.
(2) The Qualified Person for the mineral resource estimates as defined by National Instrument 43-101 was Alan Carrier, M.Sc., P.Geo, Innovexplo Inc.
(3) Mineral resources which are not mineral reserves do not have demonstrated economic viability.
(4) The resources were compiled using a cut-off grade of 3.43 g/t Au (0.10 ounces/short ton). A cut-off grade of 0.10 oz/st roughly represent a value of 55$/t the actual gold price and exchange rate. This cut-off grade must be re-evaluated in light of the present market conditions: gold price, exchange rate and mining cost. A fixed density of 12ft3 per short ton was used. All diamond drill hole intercepts were calculated at a minimum of 1.5 m (5') horizontal width, using the grade of the adjacent material when assayed or a value of zero when not assayed. On the basis of historical work performed by BACHELOR GOLD MINE's personnel while operating the mine, high grade assays were cut to 34.3 g/t Au (1.0 ounces/short ton) for the Main Vein, and to 22.3 g/t Au (0.65 ounces/short ton) for the B Vein. No statistical studies support this threshold, but since it is the equivalent of general rule of thumb used in the mining industry, it was accepted as such, by INNOVEXPLO.
(5) The company is not aware of any known environmental, permitting, legal, title, taxation, socio-political, marketing, or other relevant issues that could materially affect the mineral resource estimate.

Halo has an option to earn a 50% interest of the Bachelor Lake Property in Quebec, Canada, owned by Metanor Resources Inc. (TSX.V: MTO).

For further information on the Bachelor Lake Property, please see the Bachelor Lake Gold Mine Property NI 43-101 - Technical Report dated December 20, 2004 (Revised Version), filed on SEDAR at wwww.sedar.com

HALO RESOURCES LTD. (TSX.V:HLO; OTC.BB:HLOSF; FSE:HRL) is a Canadian-based resource company focused on the acquisition of near production base and precious base metal deposits. Currently the Company owns or has an interest in 3 projects: DUPORT, which is an advanced stage gold project with an ongoing drill program of up to 20,000 meters; BACHELOR LAKE, which is a gold exploration project with an ongoing 12,500 meter drill program; and a letter of intent regarding QUARTER MOON, which is a grass roots gold project with a 2,000 meter drill program scheduled for the near future. The Company is operated by an experienced management team and backed by a strong network of mining financiers. The Company's growth strategy is to develop a diversified portfolio of advanced mining projects.

                                      -30-

ON BEHALF OF THE BOARD

/s/ Marc Cernovitch
-----------------------
President & CEO


For more information contact:

Marc Cernovitch
President & CEO
Tel: 604-484-0068
Fax: 604-484-0069
Toll Free: 1-866-841-0068
mcernovitch@halores.com                                 Website: www.halores.com


The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. Except for the historical statements contained herein, this news release presents forward-looking statements that involve inherent risks and uncertainties. Although the management and officers of Halo Resources Ltd. believe that the expectations reflected in such forward-looking statements are based upon reasonable assumptions, they give no assurance that their expectations will be achieved. Certain risks and uncertainties inherent in the Company's operations include political, economic, environmental and geological issues, including but not limited to, the continued need for additional capital, the competition within the mining industry, and other risks detailed from time to time in the Company's periodic reports filed with the British Columbia Securities Commission and the United States Securities and Exchange Commission. Investors are cautioned that, except as disclosed in the materials to be prepared in connection with the transaction, any information released or received with respect to the transaction may not be accurate or complete and should not be relied upon. Trading in the securities of Halo Resources Ltd. should be considered highly speculative. The TSX Venture Exchange has in no way passed upon the merits of the proposed transaction and has neither approved nor disapproved the contents of this press release.